UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11.0

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III
Chief Executive Officer
STATION CASINOS, INC.
2411 W. Sahara Avenue
Las Vegas, Nevada 89102
(702) 367-2411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank J. Fertitta III ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,945,358

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 6,945,358

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,945,358

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Title of class of equity securities: Common Stock, par value $.01 per share
Name and address of issuer: Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

This Amendment No. 13 to Schedule 13D filed June 10, 1993 for Frank J. Fertitta III (the “Reporting Person”) is made to reflect the decrease in beneficial ownership by the Reporting Person since the date of Amendment No. 12 to the Schedule 13D filed February 27, 2004 as a result of the exercise of certain options to acquire common stock and the disposition of the corresponding underlying shares of common stock, offset in part by gifts of shares of common stock to trusts over which the Reporting Person has voting or dispositive power, as described in Item 5(C) below.

Item 2.	Identity and Background
(A)	Name: Frank J. Fertitta III
(B)	Business address: 2411 West Sahara Avenue, Las Vegas, Nevada 89102
(C)	Principal occupation and business address: Chief Executive Officer, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102
(D)	Criminal proceedings: No
(E)	Civil proceedings: No
(F)	Citizenship: United States
Item 3.	Source and Amount of Funds or Other Consideration
See Item 5(c) below.
Item 4.	Purpose of the Transaction

The securities reported were disposed of as a result of the exercise of certain options to acquire common stock and the disposition of the corresponding underlying shares of common stock, offset in part by gifts of shares of common stock to trusts over which the Reporting Person has voting or dispositive power.  The remaining securities beneficially owned by the Reporting Person are being held for investment purposes.  At any time, the Reporting Person may determine to dispose of some or all of the common stock he holds, subject to applicable law.  The Reporting Person may also make purchases of common stock from time to time, subject to applicable law. Any decision to make such additional dispositions or purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer.  Other than as set forth above, the Reporting Person has no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Frank J. Fertitta III
(A)	Aggregate shares and percentage beneficially owned:
6,945,358(10.8%)
(B)	Sole voting and dispositive power: 6,945,358 Shared voting and dispositive power: 0
(C)	Transactions effected since most recent filing on Schedule 13D:

On February 27, 2004, Mr. Frank J. Fertitta III exercised options to acquire 50,200 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $37.721 per share.  The 50,200 options to acquire common shares exercised on February 27, 2004 had a strike price of $9.75 per share.

On March 1, 2004, Mr. Frank J. Fertitta III exercised options to acquire 42,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $38.5128 per share.  The 42,000 options to acquire common shares exercised on March 1, 2004 had a strike price of $9.75 per share.

On March 5, 2004, Mr. Frank J. Fertitta III exercised options to acquire 108,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $39.9273 per share.  The 108,000 options to acquire common shares exercised on March 5, 2004 had a strike price of $9.75 per share.

On March 8, 2004, Mr. Frank J. Fertitta III exercised options to acquire 30,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $41.1561 per share.  The 30,000 options to acquire common shares exercised on March 8, 2004 had a strike price of $9.75 per share.

On March 19, 2004, Mr. Frank J. Fertitta III (i) gifted 918 shares of common stock to relatives and (ii) acquired beneficial ownership of 872 shares of common stock, as a result of the gifting of shares to trusts for the benefit of relatives over which he has voting or dispositive power.

On March 24, 2004, Mr. Frank J. Fertitta III (i) acquired beneficial ownership of 508 shares of common stock as a result of the gifting of shares to trusts for the benefit of relatives over which he has voting or dispositive power and (ii) exercised options to acquire 50,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $42.1128 per share.  The 50,000 options to acquire common shares exercised on March 24, 2004 had a strike price of $9.75 per share.

On March 25, 2004, Mr. Frank J. Fertitta III exercised options to acquire 10,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $43.0773 per share.  The 10,000 options to acquire common shares exercised on March 25, 2004 had a strike price of $9.75 per share.

On March 29, 2004, Mr. Frank J. Fertitta III exercised options to acquire 20,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $43.7225 per share.  The 20,000 options to acquire common shares exercised on March 29, 2004 had a strike price of $9.75 per share.

On April 1, 2004, Mr. Frank J. Fertitta III exercised options to acquire 10,000 shares of common stock and disposed of the corresponding underlying shares in an open market sale at a price of $44.2613 per share.  The 10,000 options to acquire common shares exercised on April 1, 2004 had a strike price of $9.75 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2004
Date
/s/ Frank J. Fertitta III
Signature
Frank J. Fertitta III
Name/Title